Exhibit 21.1
List of Subsidiaries of Fervo Energy Company

Legal Name	Jurisdiction of Formation
Cape HoldCo LLC	Delaware
Cape Phase 1 Intermediate Holdco LLC	Delaware
Escalante Desert Resources LLC	Delaware
Fervo HoldCo LLC	Delaware